American Telecom Services, Inc.

2466 Peck Road

City of Industry, California 90601

January 31, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20002

Re:	American Telecom Services, Inc.
Registration Statement on Form S-1
File No. 333-129361

Attention: Donald C. Hunt

Dear Mr. Hunt:

American Telecom Services, Inc. (the “Company”) acknowledges that:

•	should the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, declare the Company’s registration statement on Form S-1 (File No. 333-129361) effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Ira Roxland at 212-768-6999 or, in his absence, Joseph Schmitt at 212-768-6983.

Sincerely,

/s/ Lawrence Burstein

Lawrence Burstein

Chairman